PittMoss



PittMoss has innovated the soil market by creating the top performing, most sustainable soils ever produced (As recognized by Better Homes and Gardens Rankings and Good Company Ventures). The company is disrupting peat moss as the current standard in the soil industry, because peat moss harvesting creates massive carbon emissions, and simply does not work well as a soil base. PittMoss is made from recycled materials like paper and cardboard and grows bigger, healthier plants with significantly less water and fertilizer than peat-based soil. Better Homes & Gardens has cited PittMoss as the "Best overall potting soil" and more importantly, PittMoss can be used as the base material for every other soil brand in the world. In other words, PittMoss's largest competitors can become its largest customers.



PittMoss : Our Mission
THE FUTURE OF SOIL IS PittMoss
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Raised 0 % of minimum

Funding Raised

$0

Funding Goal

$10,000-$325,000

Days Remaining

125 Days

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Virtual Business Pitch | Team | About | Communication Channel | Updates

Business Description

A Platform Soil Technology Redefining Sustainable Agriculture Markets

PittMoss already makes the best soils on the market (as recognized by Better Homes and Gardens). The fact that all of the company's soils are made from sustainably sourced, recycled products, help reduce carbon emissions and water use, and can be made locally and less expensively than alternatives are what really set this company apart...

The other major difference between PittMoss and other soil brands is that its patented technology can be used instead of peat moss by every other soil brand in the world. This means todays competitors can become tomorrow's customers!

PittMoss is made from recycled fibers specifically engineered to provide optimal management of applied resources, such as water and fertilizer. PittMoss's proprietary process utilizes lignocellulose fiber from paper waste to provide solutions to both the soil treatment and manufactured soils industries. PittMoss technology transforms lignocellulosic fiber waste into a substrate that can be used for potting soil, agnculture, soil treatment and a host of other applications. It can be used alone or integrated with other substrates, ingredients, and nutrients to create a variety of products that service a host of related industries.

PittMoss is not only more sustainable than other products (As recognized by Good Company Ventures), but also outperforms competitors and provides numerous quantifiable benefits to growers. PittMoss increases the time between watering plants, and it also manages water more efficiently by allowing plants to take up water when needed. This is much better for the planet than the constant over-watering that is required with peat-, coir-, and wood fiber-based soils. PittMoss uses resources more efficiently by keeping water, fertilizer, and air available for plants as they need it, reducing labor and input costs for growers while producing better plants.



PittMoss Grows Larger Plants Faster Using Less Water And Fertilizer PittMoSS

How it Works
Peat
Wood Fiber
Coir
PittMoss

Security Type:

SAFE

Discount Rate

15%

Post Money Valuation:

N/A

Investment Bonuses!

Loyalty Discount: Investors who have previously invested in PittMoss through an earlier offering will receive an additional 2.5% discount added to the 15% discount of the Crowd SAFE

Early Bird Discount: Investors who invest prior to January 11, 2024 will receive an additional 2.5% discount added to the 15% discount of the Crowd SAFE.

^Should both conditions apply, both discounts will apply for a Crowd SAFE with a 20% discount.

Regulatory Exemption:

Regulation Crowdfunding – Section 4(a)(6)

Deadline:

April 1, 2024


Physical properties lead to better root growth. Biological properties lead to better nutrient uptake.
Results: Bigger healthier plants with less water and fertilizer.

PittMoss absorbs and releases nutrients back into the root system to grow bigger and stronger plants in less time while reducing dependency on peat-based products. By the end of 2022, our PittMoss soil products prevented the emission of more than 15,000 metric tons of CO_2 and saved over 31 million gallons of fresh water.

What does a savings of 15,000 metric tons of CO_2 look like in other contexts? Here's a few examples:

1. 2,012,680 miles driven by an average passenger vehicle
2. 393,732 pounds of coal burned
3. 9▮,269 gallons of gasoline consumed
4. 33,158 propane cylinders used
5. 276 tons of waste recycled instead of landfilled

Vision and Strategy

Locally made soils in every major US market that work better, are better for the planet, and are less expensive for growers!

Soil made from recycled materials in local markets is a truly disruptive idea because other alternatives are mined or harvested thousands of miles away and transportation costs alone (let along environmental costs) makes it a no-brainer to use this revolutionary product. Just as important, every other soil brand could use PittMoss as raw material instead of peat moss, coco coir and other materials.


Company is Capacity Constrained to Meet Rising Demand
PittMoss
Rising Demand
Constraining Issues
Expand Production to Meet Demand
Industry
Controlled/indoor eg growth
Cannabis cultivation
Home gardening increasing
Industry Supply Issues
Peat free trending
Pilot production facility
Producing 150 TI per year
Need to scale up
Company limited Capacity
300 active customers
opportunities in pipeline
logistical costs
Funds will be used to improve efficiency, reduce COGS and deploy additional capacity to meet nationwide demand

Why mine peat in Canada and ship ft halfway across the continent when it's possible to make much better soils from local waste materials? PrttMoss's goal is to manufacture, at scale, an alternative to deleterious, unsustainable products such as peat moss while broadening our ability to serve larger soil treatment and agncuiturai projects. To do this, the company must build additional manufacturing sites to reduce cost structure and meet unit economic models.


Platform Technology for Peat Replacement
PittMoss
Core Tech & IP Platform
We combine advanced materials process and conversion technology developed over 10 years
Step 1: Fiberization
Patent Pending
Step 2: Particle Formulation
Patent Pending
Step 3: Proprietary Formulation
Trade Secrets
Patented
Animal bedding products
Step 4: Packaging
First in the world to develop platform technology to fiberize cellulose and form it into particles that can hold form and moisture, converting it to a material that can replace peat and wood fibers.

Minimum Investment Amount:

$500

Target Offering Range:

$10,000-$325,000

*If the sum of the investment commitments does not equal or exceed the minimum offering amount at the offering deadline, no securities will be sold and investment commitments will be cancelled returned to investors.

Form C Submission

PittMoss is in the business of recovering local waste products and upcycling them for resale within the same market, completing the circular economy. PittMoss utilizes patented technology to transform paper waste into a host of value-added products, from potting soil to animal bedding, and then distributes them into the same locales. Right now, PittMoss is replacing peat moss with locally sourced alternatives that provide better value and better performance while beneficially reusing what would otherwise be waste products. The ultimate vision of PittMoss is to bring sustainable substrate manufacturing to the United States and abroad. Currently, the US is the number one importer of peat moss. The PittMoss model delivers substrates manufactured using local waste while preserving peatlands and bringing a circular economy model to substrate manufacturing.

With a long history of R&D, patent development, and creation of revolutionary, protected formulas, PittMoss has recently entered the commercialization phase and is ready to leverage efficiencies to dramatically lower costs.



By reaching its fundraising goal, PittMoss plans to expand its sales, marketing distribution, and production efforts across all product lines. Of particular importance is the development of new facilities in seven regions throughout the US – which will make PittMoss truly disruptive due to significantly lower logistical costs than competitive products.



Problem
The methods to grow plants should help the planet, not harm it.

Today's soils do not work well, are harmful to the planet, and cost more than they should.

The current materials we use for manufactured soils simply don't make sense—that is why the market is ripe for disruption. Peat moss extraction and carbon emissions are bad for the planet, but all of the transportation and logistics involved are also bad for growers' pocketbooks. Shouldn't we invest our time and money into locally made, higher-quality, more sustainable products instead? Especially if we can do so for less than the "old line industry" to which people are accustomed?

For generations, gardeners and growers have been using soils that are harmful to our planet. Formulated with peat moss, the average bag of potting soil has always been less than ideal for horticultural use. PittMoss has many advantages over any peat-based soil on the market today.

The world is currently facing two major sustainability issues: land waste and CO_2 emissions. 34% of landfills are filled with recyclable cellulose fiber materials, such as newsprint, magazines, cardboard, and other paper products. In addition, many seemingly environmentally friendly products, like peat-based potting soils, are producing massive CO_2 emissions as soon as they are dug from the ground.



Eliminating Peat Has A Massive Environmental Impact ©PittMoss

Environmental Problem

44% of global soil carbon is contained in peatlands.
1.9 gigatons emissions from drained peatlands annually.

Vast expanses of peatlands turned from long term carbon sinks into carbon emissions.
• emit 2 billion tons of carbon iiioxi₄Je/yeet
• ~b% of anthropogenic greenhouse gas

PittMoss Impact to Date

CHG Reduction
15,571 metllc tons of CO₂
210 kg of N₂O

Water Savings
31+ million gallons of water

Runoff Reduction
1,500 kg ol nutrogen

Recycled Waste
1,050 tons of paper
1,642 tons of cardboard

Scaling up PittMoss can have a massive impact on water savings and greenhouse gas reduction.

Peat bogs make up less than 3% of terrestrial land mass but act as massive carbon sinks. They hold more carbon than all of the world's forests combined, and reducing peat mining is one of the top 10 carbon emissions initiatives from the UN.

Utilizing soil crafted from recycled materials available in local markets represents a groundbreaking concept. This innovation stands out significantly when compared to other alternatives, which often involve extensive mining or harvesting processes in distant, fragile, and contested environments, like the Arctic The high expense associated with transportation and the err/ronmental toll of traditional materials mean the market is on the hunt for locally produced, sustainable growing media– a niche only satisfied by PittMoss. Equally noteworthy, PittMoss can serve as an advantageous source material for various soil brands, replacing conventional components such as peat moss and coco coir.

The Problems with Peat

Peat is a low-performance product
Excessive water use
Poor nutrient retention
Unpredictable supply
Logistical issues (98% from Canada)
Shipping costs to customers
Endangered peatlands
• UN carbon reduction initiative
• UK restricting use now
• Carbon dioxide and nitrous oxide emissions



MiradeCro   QPittMoss

We need sustainable alternatives to peat-based soils, and oversight and regulation on peatland preservation is rising, **quickly.**

– By 2030 the UK is enacting a full ban on peat use for consumer potting soii. https://www.lancswtorg.uk/news/uk-government-conflrms-total-ban-all-peat-based-gardening-products-wiil-not-be-impiemented
– Global peat output is expected to continue to decline due to increasing regulation and environmental concerns. https://www.gobaltrademag.com/the-european-peat-market-to-languish-due-to-new-eco-cegulation/

Solution
PittMoss: Soil Technology That is Better for Plants, and the Planet

PittMoss manufactures patented soils that not only preserve peatlands and upeyde waste, but also grow big beautiful plants with less water and fertilizer. Made from the lignocellulosic fiber material currently sent to landfills, the revolutionary properties created by PittMoss's upeyded materials optimize air, water, and nutrient delivery to plants. This encourages faster, stronger root development and top growth, resulting in bigger, healthier plants with more and larger blooms. The unique fiber structure of PittMoss creates physical, biological, and chemical properties that other soils simply cannot replicate. The PittMoss fiber structure is the secret (and protected) ingredient that can't be replicated by others, and PittMoss products are much cleaner (pesticide free and organic) than other soils.

Many growers, like most experienced professionals, are resistant to changing their ways away from products that they have been using for generations (like peat-based soils). To overcome any barriers to adoption, PittMoss has developed a migration strategy for growers to move gradually from 100% peat-based products to reduced peat blends, then finally all the way to using PittMoss-only products. More progressive growers make the leap quickly, while others need to take their time and slowly migrate. PittMoss has a solution for either approach.



Strategy is to take the soil industry from a peat-centric model to a PittMoss-centric model

Business Model

A Universal Ingredient, Multiple Brands, and an Unmatched Strategic Advantage

Not only does PittMoss offer the best branded soils on the market today, but their products can be the key ingredient for all other soil manufacturers to use instead of peat moss or coconut coir.

Currently, PittMoss sells to over 350 businesses across 4 countries, operating in three main channels. The PittMoss base product is used as a commoditized peat replacement. Commercial soils are sold to commercial growers that currently buy soil blends from other peat companies. Retail soils have a customer base that includes e-commerce direct-to-consumer and distribution through garden centers, hardware stores, and, in the future, big box stores.



Multi-channel, multi-product portfolio designed to eliminate need for peat and...
drive customers AND competitors to 100% PittMoss

The overall company customer portfolio ranges from large commercial growers to garden centers and large soil blenders. The company intends to grow its small sales team to further expand the company footprint. In 2022, the company marked its first year with over $1m in sales of our soil and animal bedding products.

PittMoss has a variety of wholesale and commercial customers in key markets. PittMoss is in over 150 stores nationwide, and it is available online at PittMoss.com, Amazon, and other online outlets. Furthermore, PittMoss has over 100 commercial accounts, including international cultivators. The company has also been selling via distributors and large substrate mixers, so the exact customer count is larger than that tracked by the company itself. PittMoss has customers that have been purchasing PittMoss soils for over 5 years. PittMoss has also been featured or cited in nationwide news outlets, appeared on Shark Tank with a successful raise, and is in current trials with major institutions and recognizable substrate manufacturers.

The company has been recording revenues since 2016 and has been increasing revenues on average by +40% year over year. All of the revenue so far has been generated out of the first prototype plant, located in Ambridge, PA. With regard to the market opportunity, PittMoss has just scratched the surface and currently faces demand that exceeds the company's production capacity.

PittMoss Entering Commercialization Phase Now

Cor* Tech Platform:

- R&D complete
- Tech it provan
- Product fit / market tcc*pt»n<#
- Ready to scale





Revenue & Production Growth

2022 Growth: 45%

Gross Revenues — Raw PM Produced Cu Ft

2018 2019 2020 2021 2022

Mature tech platform. Raising Series A to expand capacity and meet demand.

However, after securing the necessary capital to expand the company's footprint and upgrade equipment to the proper scale, PittMoss's strategic advantages grow exponentially. As the one and only producer of soil from completely recycled materials, PittMoss is able to localize manufacturing slashing the cost of logistics and providing substrate solutions to industries across the globe. Moreover, PittMoss produces materials that are not damaging to the planets peatlands or forests. The hyper-local manufacturing and capabilities at scale of PittMoss dramatically reduce costs for growers and farmers, all while providing meaningful and quantifiable positive impacts on the environment.

Although the current pilot facility has proven PittMoss's ability to make product at scale, newer, upgraded facilities provide significantly more efficiency.

Current Pilot Facility Provides Proof of Production Capability



	Currant Pilot Facility	Futura State Each Facility
Paop■/SM	4	3
Labor Cost per cu. ft.	$aS6	$0J/
Overhead pot cu. ft.	*0.59	$0 lb
Avg Shipping Cost pete j ti	*0.75	$0Z5
Bag Cost (avg)	$090	$0 30
C jtpct per jb»h leu ft l	W0	2,200
Revenues	$r i9W	$3.97M
EBITDA	-l5464	SI.17M

Kay Cost lowering Drrvert

- kcuipmont upgrade * ISO* moor valupiM, =dm ml labor ou U, krrmngim owrhaad.
- Purchasing s*ifl;uncist ♦ Lower peckeg*g end Ingredient ceett.
- Regienel ihppirg * Lorrer shippng coett ter cu#OT*!*.

With a proven production process, scaling the business profitably is the next step

Once new facilities are on-line along with the existing pilot facility, it will give PittMoss the ability to lower sales prices, dramatically reduce costs of goods sold (COGS), and dramatically improve gross margins while also dramatically increasing volumes and profit margns per facility.

Straight-Forward Model Drives Profitable Unit Economics

UNIT ECONOMICS (Cubic Feet)

	CURRENT	POM FUNDING
Price	$2.88	$2.69
COOS	$2.37	$1.28
Gross Margin	17.7%	52.4%

FACILITY ECONOMICS

	CUKKLNt	POSt LUNOINC
Revenue:	$1.19M	$3.97M
EBITDA	-$546K	$1.17M
Volume (Cu Ft)	415K	1.48M

increased scale creates EBIDTA leverage

A Massive Market – Ripe for Disruption

$68 Billion Total Addressable Market

The estimated manufactured retail soil market alone is $16 billion; however, the platform technology developed by PittMoss has products that service not only retail markets, but large commercial applications in soil treatment, bio-fertilizer delivery systems, animal husbandry, and more. The market valuation for soil treatment alone is estimated to be upwards of $60 billion. Furthermore, demand for soil is growing while the world's arable land supply is dwindling. Solutions like PittMoss are needed, and quickly.



Peat Replacement Market Opportunity ©PittMoss

| The Problems with Peat | Huge Market Opportunity |

The Problems with Peat:
- Peat is a low-performance product
- Excessive water use
- Poor nutrient retention
- Unpredictable supply
- Logistical issues (98% from Canada)
- Shipping costs to customers
- Endangered peatlands
  - UN carbon reduction initiative
  - UK restricting use now
  - Carbon dioxide and nitrous oxide emissions

PittMoss delivers better performing products at lower cost, that are also better for the environment.

Planting the seed for a new kind of soil

PittMoss is disrupting the traditional peat-based soil market by offering a greener, more effective and truly sustainable solution to all growers. Not only is PittMoss better for the planet, it helps create stronger, healthier plants with significantly less water and fertilizer. In fact, independent growth trials demonstrated using time-lapse photography that PittMoss plants actually grow bigger every week compared to plants in competing soil blends.

Competition: Bulk Substrate Bases ©PittMoss

Attribute	Peat	Coco Coir	Pine Berk	Wood Fiber	©PittMoss
Cleanliness	●	Variable	●	●	●
Phrosity	4	Variable	●	●	●
Water Management	(	i	(	○	●
Nutrient Availability	(	4	(	○	●
Consistency	i	i	●	●	●
Sustainability	(	(	●	(	●
Availability	Variable	Variable	●	●	●
Savings to Giuwet	4	4	●	(	●

PittMoss delivers unique growing properties that other bulk materials cannot replicate.

Disrupting Agtech: Eliminating The Need for Peat ©PittMoss

©PittMoss

- Bigger, healthier plants
- LHU watar, Ini fertauer
- More sustainable
- Barter for environment
- Lighter weight
- Better biological properties
- Better aeration
- Better root growth
- Better root nutrient uptake

...than all competing products



Raw Material	Commercial	Retail
PittMoss can replace all other feedstocks.	Can sell feedstock to competitors or sell our own brand PM1 - RM4.	Can sell feedstock to competitors or sell our own retail brand.

PittMoss can be used to replace almost all of the other products used by competitors today.

Traction & Customers

Secure Intellectual Property

First patent issued with second and third approved by the patent office to be issued in the coming months.

PittMoss has a multi-tiered strategy to protea its intellectual property, strategically segmented by patents, trademarks, and trade secrets. PittMoss's portfolio includes patents for our soil products and utility patents covering process to produa. PittMoss has been allowed filing for a recent (2022) process patent for their animal bedding technology. In addition to foundational IP and live patent families, a key facet of the company's intelleaual property is the guard protection of trade secrets. PittMoss trade secrets include produa formulation and well over a decade of research into the many variables that make PittMoss products successful. This includes ingredients, feed stock ratios, equipment modifications, and more. PittMoss has established a trade secret policy analogous to that of companies like Abbott, Nike, etc., safeguarding trade secrets through secure internal catalogs, as well as non-centralized aggregation of process and methodology.

There has been precedent of PittMoss process obscurity and complexity effeaively inhibiting imitation products by competitors. PittMoss has been approached by a large fertilizer conglomerate that attempted to produce a produa like PittMoss in the past, but was unsuccessful. Their inability to replicate PittMoss's success has garnered many aaive discussions that leverage the company's position and strength of IP.

To date, PittMoss has focused on distribution into Independent Garden Centers (IGCs), hardware stores, small growers and distributors, and some medium growers and soil mixers. The company has focused on the customers above the dotted line in the pyramid illustrated in the figure below. This approach was preferred because the company didn't have the capacity to fulfill the needs of larger customers, even though several have successfully trialed the company's products. Additional capacity and regional facilities will allow the company to more aaively approach some of the largest customers in the industry (i.e., those represented at the base of the pyramid and the top of the sales funnel in the aforementioned figure). Even so, the company is in the process of (or has completed) trials with many more customers than it is currently selling to due to capacity constraints.

Increased Capacity and Scale Open High Volume Customer Opportunities PittMoSS



Currant Curtomm
Future Customers
Prospects
B=yinning Trials
Finalizing Trials
Active Customers
300
active customers

Improved efficiency and scale help reduce cost, pricing, and increase volume by opening up larger customer opportunities

Investors

Current Fundraise:

The company has aaively engaged with an investment bank to secure a $15M Series A funding round. To date, the investment bank has identified two potential lead candidates and several potential syndication partners to fill the round.

Assuming the company can close the Series A round, the following pro-forma financials demonstrate the projeaions related to opening SEVEN new facilities with the proceeds of the round. This should allow the company to open 3-10 new facilities each year which are to be self-funded thereafter.

As shown in the pro-forma financial statements, the company should be profitable as quickly as the earnings drag from new facilities are mitigated through growth.

PicMii investors will be investing in a SAFE agreement at a 15% discount to the Series A round. The company anticipates that this will be the last opportunity for non-institutional investors to invest in the company.

Post Series A Pro Forma Income Statement ©PittMoss

Years	2022 A	2023 E	2024 E	2025 E	2026 E	2027 E	2028 E	2029 E	2030 E
•o<rWi	[illegible]	[illegible]	[illegible]	[illegible]	10	[illegible]	[illegible]	40	[illegible]
Revenue	*11	*1«	[illegible]	*11»	two	*»11	»1MO	SMI.I	Sill 1
Tool COG*	no	SCI	U»	n.i	ilia	sun	SOM	*10*1	in
Gross Margin	*n>	Sc*	[illegible]	*i i	Sun	n* i	Vu»	*10*1	[illegible]
SOIA	ni	si!	su	>*	iUA	miu	ill!	Hus	SOI
EBITOA	ins	tn»i	mm	(nil	[illegible]	mi	sn	non	lioio
Harltaiinl	tt	II	118	19*	m	VA	in	ins	[illegible]
C**H	S0*!	Stl«	S«i	inn	yiui	Sun	>ni*	mm	Six 1»



Revenue
Margins
sax
«CX
>>X
1CX
0%
7077
EBITDA M**n H

Diversified revenue mix, low cap ex, and high margin model

PrttMoss LLC has conducted the following offerings in the past:

Year: 2015-2016
Exemption: Regulation D Offering
Final Amount Sold: S2.52M

Year: 2017-2018
Exemption: Regulation D Offering
Final Amount Sold: S3.25M

Year: 2020
Exemption: Regulation CF Offering
Final Amount Sold: $241,849.85

Year: 2021
Exemption: Regulation CF Offering
Final Amount Sold: $491,066.77

Year: 2022 - Present
Exemption: Regulation D Offering
Final Amount Sold: $1.095M

Year: March 2023 - April 2023
Exemption: Regulation CF Offering
Final Amount Sold: $275,000



Series A Summary
PittMoss
Raising $15M
Use of Proceeds:
1. Fund planned upgrades at existing facility
2. Fund opening of seven more facilities in the US
3. Execute on planned key hires
4. Retail branding and new packaging
Post-funding:
1. 8 sites in production
2. Coverage of top markets in the US
3. 3-10 new factories/year self funded
4. Assumes no debt
More sites drives higher margins due to regional "hub model" for optimized shipping and logistics.
Efficiency of scale reduces COGS and provides pricing flexibility
Series A scales the company to a national footprint that drives self-funded future growth

Terms

Up to S325,000 in Crowd Simple Agreements for Future Equity (Crowd SAFE) with a minimum target amount of S10,000. The SAFE is part of a "bridge round" prior to closing their Series A.

Offering Minimum: $10,000 | 10,000 Securities
Offering Maximum: $325,000 | 325,000 Securities
Type of Security: Crowd Simple Agreement for Future Equity (Crowd SAFE).
Offering Deadline: April 1, 2024
Minimum Investment Amount (Per Investor): $500

Bonus:

Loyalty Discount: Investors who have previously invested in PittMoss through an earlier offering will receive an additional Z5% discount added to the 15% discount of the Crowd SAFE.

Early Bird Discount: Investors who invest prior to January 1st, 2024 will receive an additional 2.5% discount added to the 15% discount of the Crowd SAFE.

*Should both conditions apply, both discounts will apply for a Crowd SAFE with a 20% discount

Equity Financing: Company shall promptly notify the Investor of the closing of the First Equity Financing and of the Company's discretionary decision to either (1) continue the term of this Crowd SAFE without converting the Purchase Amount to Equity Interests; or (2) issue to the Investor a number of units of the CF Shadow Series, of Equity Interests (whether Preferred Securities or another classes issued by the Company), as applicable, sold in the First Equity Financing. The number of units of the CF Shadow Series of such Equity Interests shall equal the quotient obtained by dividing (x) the Purchase Amount by (y) the applicable Conversion Price (such applicable Conversion Price, the First Equity Financing Price).

Liquidity Event: If there is a Liquidity Event before the termination of this instrument and before any Equity Financing, the Investor must select, at its option, within thirty (30) days of notice (whether actual or constructive), either (1) to receive a cash payment equal to the Purchase Amount or (2) to receive from the Company a number of units of Common Securities equal to the Purchase Amount divided by the Liquidity Price.

The Minimum Individual Purchase Amount accepted under this Regulation CF Offering is $500. The Company must reach its Target Offering Amount of $10,000 by April 1, 2024 (the "Offering Deadline"). Unless the Company raises at least the Target Offering Amount of $10,000 under the Regulation CF offering by the Offering Deadline, no securities will be sold in this Offering investment commitments will be cancelled, and committed funds will be returned.

Risks

Please be sure to read and review the Offering Statement. A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their examination of the issuer and the terms of the offering including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Neither PicMii Crowdfunding nor any of its directors, officers, employees, representatives, affiliates, or agents shall have any liability whatsoever arising from any error or incompleteness of fact or opinion in, or lack of care in the preparation or publication of, the materials and communication herein or the terms or valuation of any securities offering.

The information contained herein includes forward-looking statements. These statements relate to future events or future financial performance and involve known and unknown risks, uncertainties, and other factors that may cause actual results to be materially different from any future results, levels of activity, performance, or achievements expressed or implied by these forward-looking statements. You should not place undue reliance on forward-looking statements since they involve known and unknown risks, uncertainties, and other factors, which are, in some cases, beyond the company's control and which could, and likely will materially affect actual results, levels of activity, performance, or achievements. Any forward-looking statement reflects the current views with respect to future events and is subject to these and other risks, uncertainties, and assumptions relating to operations, results of operations, growth strategy, and liquidity. No obligation exists to publicly update or revise these forward-looking statements for any reason or to update the reasons actual results could differ materially from those anticipated in these forward-looking statements, even if new information becomes available in the future.

Virtual Business Pitch Team About Communication Channel Updates



Brian Scott

President, CEO

Background

Brian Scott is a seasoned business executive and angel investor, having built and grown several other multi-unit businesses. Mr. Scott earned his BA in History from the Pennsylvania State University and MS in Software Engineering from Gannon University. At RentWay Inc, where Mr. Scott served as CIO and Director of M&A, he helped take the company public on the NASDAQ exchange and later moved to the NYSE. He helped grow the company from 13 locations generating $7M in annual sales to 1,200+ locations and almost S700M in annual sales before exiting the company to start his own multi-unit RTO and shortterm lending business. While at RentWay, Mr. Scott built an IT team of 75 people, built and led acquisition audit and transition teams, and was intimately involved with strategic decision making among every function within the company. RentWay was recognized by Forbes Magazine as one of the "100 Fastest Growing Companies in America" on four different occasions in a seven-year period and Mr. Scott constructed many of the project plans and built many of the teams that drove that growth. Throughout his career Mr. Scott led a total of seven company startups or turnarounds including both for-profit and non-profit enterprises. He notably turned around the Flagship Niagara League (non-profit supporting the Commonwealth of Pennsylvania's Flagship) and started the Tall Ships Erie festival, which continues to be the largest fundraising event in Northwest Pennsylvania. As a thirteen-year Angel Investor, Mr. Scott has screened more than 5,000 companies, and conducted due diligence or led due diligence teams on dozens of startups. He has invested in more than 40 startups during his angel investing tenure and believes that PittMoss has the best opportunity for disruption than any of the other companies he has screened.



Robert Phillips

V.P. Sales

Background

Robert "Rob" Phillips has joined PittMoss as Vice-President of Sales. Robert has 30 years' of outstanding experience related to Growing Media categories. He held several key positions with milestone achievements during his 21 plus years with Scotts Mirade-Gro. Robert is confident that the Growing Media space is ready for new innovation not seen in the past few decades. A surge of growth came upon the industry with the introduction of Coco Coir and the opportunity is present to bring PittMoss with its tremendous water holding capacity to the trade. His focus will be placed on three channels with prior experience (lawn & garden retail, commercial growers, wholesale packagers) and expectations are to grow substantially with compounded annual growth at a minimum of 75% 2024 through 2026. Market share is expected to be gained from a combination of category growth and taking share within that growth due to an end user trade-up strategy. Expansion into the West in all channels is expected in the key Sustainable and Organic Demographic Marketing Areas.



Ashley Mariani

Manager of Business Development

Background

With over 10 years of startup management experience, Ashley Mariani is passionate about her role in growing PittMoss. While receiving her MBA and MA in Mass Communications and Journalism, Ashley began her career at the Mayor's Office for the City of Pittsburgh and then joined a fast-growing SaaS-based software startup, Industry Weapon (acquired by Spectrio). While overseeing their marketing department Ashley was introduced to PittMoss in 2016 and joined to help launch e-commerce and marketing functions. The role quickly grew, and Ashley is involved in many aspects of the business – supervising marketing, assisting with sales strategy, and reporting, process improvement and development to software implementation, employee onboarding, factory tours, community engagement, garden club presentations and more. As the Director of Business Development Ashley takes her broad experience and leadership skills wherever she is needed to help grow the business.



Dr. Charles Bethke

Manager of Research & Development

Background

Dr. Charles Bethke has had an interest in soils since conducting his first soil research in his father's Greenhouse in western Michigan. With this interest, Dr. Bethke attended Michigan State University served as a student teaching assistant while receiving his bachelor's degree in soil science. He went on to the University of Missouri and received a master's degree focusing on soil fertility and nutrient buffering. Dr. Bethke returned to the family farm that focused on Greenhouse production and vegetable farming. During that time, he conducted a radio show on gardening. After about five years he attended Michigan State University and obtained a doctorate in plant physiology, as well as coordinated the research Greenhouse facility with over 70 researchers. Dr. Bethke then became technical director for Michigan Peat Company, the largest peat company in the United States and he served as research granting coordinator for the Bedding Plant Foundation. After 13 years, Dr. Bethke became a consultant serving Companies and Growers in the greenhouse and growing substrates industry. In 2014, he began working with PittMoss LLC as the technical director working on formulation of growing substrates. The work was performed with a focus on environmental stewardship, recycling products and sustainable materials. Currently his focus is highly dedicated to regenerative agriculture and wise use of resources. He won't admit it himself, but Dr.Bethke is highly regarded as one of the top 5 soil scientists in his field.



Amber Miles

Contractor General Counsel

Background

Amber Miles has 20+ years of experience leading the finance departments for companies of all sizes and across various industries. She has an MBA, is a PA attorney and is passionate about helping companies grow and prosper. She began her own firm, Finacctic to help entrepreneurs and business leaders achieve their dreams by providing value-add accounting and finance services critical to managing, analyzing and growing a business. Amber has been with PittMoss for over six years, as our contract CFO and General Counsel.



Richard Powell
VP Production

Background

The most recent member to join the team, Rich Powell brings over 30 years of experience in process improvement spanning several industries, beginning as a lean application specialist for WESCO distribution to Plant Manager for PH Tech Organization. Rich earned his B.S. in Industrial Management along with his M.B.A and holds a Lean Six Sigma Black Belt Certification. Rich will oversee the growth of PittMoss' production capabilities and bring his strong track record of organizational management to build out our ever-growing production teams.



Mont Handley
Board of Directors

Background

Mont Handley is the inventor and founder of PittMoss. He is currently serving as Associate Director of the Commercialization and Manufacturing Excellence Center at Purdue University Northwest in the Chicago region, assisting other business owners and entrepreneurs explore advanced and automated manufacturing options.



Dave Lilly
Board of Directors

Background

Dave Lilly is currently on the board of directors for PittMoss, and was previously the Director of Operations at RentWay and the COO of Express Cash Advance. He has 25 years of operations experience in acquisitions, new store openings, and executive management roles.



Carl Nicolia
Board of Directors

Background

Carl Nicolia is the current President at PSNergy LLC, a BlueTree Investment Fund and CrytoAgents investor and formerly the President of Zurn and Vice President at Rexnord. Carl brings a wealth of experience in manufacturing technology.



Catherine Mott
Advisory Board

Background

Catherine is a BlueTree VC Co-founder, as well as the managing partner and is the managing partner, founder and CEO of BlueTree Venture Fund. Catherine is also the Founder of BlueTree Allied Angles and BlueTree Capital Group. Catherine and BlueTree were the among the earliest investors into PittMoss.



Dane Blake
Advisory Board

Background

Daniel Blake is the CEO and Founder of EcoScraps, which was acquired by Scott's Miracle Gro, and is currently the Executive Director of University Impact and CEO of UI Charitable Advisors.



Jim Olin
Advisory Board

Background

Jim Olin is currently the Chief Commercial Officer at Versea Health and is the former President and CEO of Coast of Maine and Director and Operating Partner at Tom's of Maine. Jim is a tenured brand specialist with a history in sustainable products and soil.

Legal Company Name

PittMoss

Location

2603 Duss Ave
Ambridge, Pennsylvania 15003

Number of Employees

8

Incorporation Type

LLC

State of Incorporation

DELAWARE

Date Founded

March 8, 2021